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Type:  EX-20.1
SEQUENCE:  2
DESCRIPTION:  JOINT PRESS RELEASE OF CARDIOTHORACIC SYSTEMS, INC.
              AND GUIDANT CORPORATION


                                                                  EXHIBIT 20.1


COMPANY PRESS RELEASE

GUIDANT ANNOUNCES ITS ACQUISITION OF CARDIOTHORACIC SYSTEMS, INC.

INDIANAPOLIS, Ind. and CUPERTINO, Calif.--(BW HealthWire)-- Aug. 30, 1999--Guidant Corporation (NYSE:GDT - NEWS; PCX:GDT), a world leader in the treatment of cardiovascular and vascular disease, and CardioThoracic Systems, Inc. (Nasdaq:CTSI - NEWS), a pioneer in less invasive cardiac surgery, today announced an agreement for Guidant to acquire CardioThoracic Systems.

Under the terms of the agreement, each outstanding share of CardioThoracic Systems (CTS) common stock will be exchanged for shares of Guidant common stock valued at $19.50 per CTS share. The agreement is subject to possible adjustment pursuant to a collar arrangement. The transaction will be a tax-free exchange valued at approximately $313 million, and will be accounted for as a pooling of interests transaction. Closure of the transaction is also subject to certain conditions, including approval by CTS shareholders and Hart-Scott-Rodino anti-trust clearance. This transaction is expected to close in the fourth quarter of 1999 and will include one-time acquisition and transition-related costs. The acquisition is not expected to impact earnings in 2000 and is expected to be accretive by 2001.

"The acquisition of CTS, its innovative products and strong pipeline, will provide a platform for Guidant's growth in cardiac surgery," said Ronald W. Dollens, Guidant President and Chief Executive Officer. "CTS offers an excellent strategic fit and leverage with Guidant's current cardiovascular business lines."

CTS has developed a broad range of products to advance the field of less invasive cardiac surgery. It pioneered the coronary artery bypass grafting
(CABG) procedure performed on a beating heart, with the CTS OPCAB(TM) and CTS MIDCAB(TM) access platform and stabilizer systems. The procedure enables the CABG procedure to be completed without the use of cardiopulmonary bypass, potentially reducing post-operative hospital stay and surgical complications while preserving the high quality clinical outcomes associated with conventional CABG.

CTS has established a leadership position in the rapidly growing beating heart segment of the CABG market, with several hundred cardiac centers currently using CTS products. The company has also recently introduced products for less invasive valve surgery and arrested heart CABG procedures.

"Cardiac surgery represents a significant growth opportunity for Guidant, and CTS will enhance Guidant's offerings in this market," said Jay Watkins, President of the Guidant Cardiac & Vascular Surgery Group. "We are impressed with the progress CTS has made in building acceptance of the


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beating heart technique among surgeons through market-driven product development, a commitment to clinical training, and favorable clinical outcomes."

"We believe CTS's array of surgical products will complement Guidant's proven cardiovascular franchise," said Richard M. Ferrari, President and CEO of CTS. "Guidant's resources, in combination with CTS's proprietary product offerings and product development capabilities, will enable us to participate fully in the rapid growth of less invasive cardiac surgery."

James M. Cornelius, Chairman of Guidant's Board of Directors, stated, "With the addition of CTS's cardiac surgery technology to the AAA technology acquired with Endovascular Technologies in late 1997 and the very recent sale of our general surgery assets, we believe that Guidant Cardiac & Vascular Surgery now has the same strategic momentum and similar product sales potential as our other two larger cardiovascular business units, Vascular Intervention and Cardiac Rhythm Management."

A global leader in the medical device industry, Guidant provides innovative, minimally invasive and cost-effective products and services for the treatment of cardiovascular and vascular disease. For more information about Guidant's products and services, visit the company's Web site at HTTP://WWW.GUIDANT.COM.

CardioThoracic Systems, Inc. is a leading developer of proprietary technologies for use in less invasive cardiac surgery. CTS introduced its first-generation system for less invasive beating heart bypass surgery in January 1997. Since that time, CTS has shipped more than 40,000 beating-heart bypass systems.